UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 7)

SILICONWARE PRECISION INDUSTRIES CO., LTD.
(Name of Issuer)

Common Shares, Par Value NT$10.00 Per Share and American Depositary Shares, Each Representing Five Common Shares
(Title of Class of Securities)

827084864 (American Depositary Shares)
(CUSIP Number of Class of Securities)

TW0002325008 (Common Shares)
(ISIN Number of Class of Securities)

Joseph Tung Room 1901, No. 333, Section 1 Keelung Rd. Taipei, Taiwan, 110 Republic of China Tel: +886 2-6636-5678

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a copy to:

George R. Bason, Jr.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: +1 (212) 450-4000

November 16, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 827084864
1.	Names of Reporting Persons. Advanced Semiconductor Engineering, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power 779,000,000
	8.	Shared Voting Power
	9.	Sole Dispositive Power 779,000,000
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 779,000,000[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13.	Percent of Class Represented by Amount in Row (11) 24.99%
14.	Type of Reporting Person (See Instructions) HC, CO

1 Includes 725,749,060 Common Shares of Siliconware Precision Industries Co., Ltd. (“SPIL”), par value NT$10.00 per share (“Common Shares”) and 10,650,188 American depositary shares (“ADSs”) of SPIL, each representing five Common Shares.

Item 1. Security and Issuer

Advanced Semiconductor Engineering, Inc. ( “ASE”) hereby amends and supplements its report on Schedule 13D, as filed on October 2, 2015 (the “Schedule 13D”), with respect to the Common Shares, NT$10 par value per share (the “Common Shares”), and American depositary shares, each representing five Common Shares (“ADSs”), of Siliconware Precision Industries Co., Ltd., a company limited by shares under the Company Law of the Republic of China (“SPIL). Unless otherwise indicated, capitalized terms used in this Amendment No. 7, but not defined herein, shall have the meaning assigned to such terms in the Schedule 13D.

Except as set forth herein, the Schedule 13D is unmodified.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

ASE has on at least three occasions invited a dialogue with SPIL, but SPIL has declined to meet with ASE to this point. ASE continues to wish to seek cooperation opportunities with SPIL, but also seeks a better understanding of SPIL’s motivations. ASE originally viewed SPIL as a company run by management that pursued a transparent shareholder value-based approach. Based upon this premise ASE intended to view any investment in SPIL as a financial one, subject to its desire to seek opportunities for cooperation.

SPIL’s subsequent actions have caused ASE to question its original intent. ASE found the proposed Share Exchange to be highly troubling. It suggested that SPIL was not attuned to shareholder value, given that the Share Exchange would have been punitively dilutive. ASE believes the record date for the EGM was also expressly structured so as to disenfranchise ASE.

The above factors suggested the possibility that SPIL was motivated by management entrenchment. Subsequent events have not dispelled this concern.

It was ASE’s hope that after the results of the EGM, where the resolutions required for the Share Exchange were not approved, SPIL would be willing to engage cooperatively with its largest shareholder. Unfortunately, SPIL appears to continue to treat ASE with animosity, disregard ASE’s proposals to engage in discussions on avenues of cooperation, make unsubstantiated accusations against ASE and propose further defensive measures.

•	SPIL commenced the baseless litigation against ASE that has been previously described. In this litigation, SPIL seeks to unwind the registration in ASE’s name of the shares legally purchased and paid for by it on October 1, 2015. SPIL waited to bring this case for nearly two months after ASE made its interest in SPIL public, and brought the case only after ASE lawfully purchased and paid for its SPIL Shares, and the resolutions required for the Share Exchange at the EGM were not approved.

•	ASE understands that SPIL’s counsel in the litigation referred to above has made numerous statements concerning ASE that are untrue and injurious to ASE. At no point has SPIL disavowed such statements.

•	SPIL’s press release dated October 15, 2015 claimed that its failure to obtain supports from the shareholders at the EGM were due to “the attempt by Advanced Semiconductor Engineering, Inc. (TWSE 2311, NYSE: ASX)(“ASE”) to enjoin the Company from convening its legitimately called Extraordinary Shareholders’ Meeting, causing the spread of misleading information in the market,” which claims were unwarranted.

•	There have been multiple statements by members of senior management questioning the good faith of ASE, and indicating that SPIL may be seeking one or more commercial arrangements with other third parties.

•	There have been multiple stories in the financial press that describe defensive measures SPIL is considering. For example, SPIL announced on November 5, 2015 that its board has resolved to invest NT$2.4 billion in Yann Yuan Investment Co., Ltd. (“Yann Yuan”), without providing details on the investment or its rationale. Market rumors suggest that Yann Yuan has been established for the sole purpose of acquiring SPIL shares so that SPIL can increase the number of its own shares over which it has control, and four companies that are perceived by the market as friendly alliances of SPIL have announced substantial investments in Yann Yuan. SPIL’s chairman publicly stated in September that SPIL already controlled about 15% of SPIL’s share capital at that time, and more recently publicly stated that “[SPIL and its management] will adopt various measures to increase [their] shareholding in SPIL, either through individuals or corporations.” As of November 14, 2015, numerous recent public news articles reported that SPIL’s management controlled about 18% of SPIL’s outstanding share capital.

•	SPIL’s employees have consistently made unfounded speculations publicly about ASE’s actions and the Offers and even organized a 3,000-person protest on November 14, 2015 which used negative terms to describe ASE’s management and was intended to stir up public hostility towards ASE. SPIL’s management has at no point refuted such actions or statements made by its employees.

As a result, ASE has become increasingly concerned that the combination of SPIL’s open animosity to ASE, SPIL’s demonstrated willingness to consider ill-conceived transactions, and SPIL’s expressed desire to seek out one or more other opportunities with third parties, all pose a very real threat that SPIL will at some future date attempt to adopt one or more further defensive measures that could damage SPIL and ASE’s 24.99% interest therein.

Although ASE continues to seek avenues of cooperation with SPIL, and while no decision has been made, ASE now believes that it needs to evaluate all possibilities available to it to protect its significant investment in SPIL and to react to any such defensive measures. Such possibilities may include, without limitation, potential proposals to SPIL relating to cooperation or other potential transactions, influencing the management of SPIL or further acquisitions of SPIL shares, whether in the market or through one or more tender offers.

However, as noted above, no decisions have been made with respect to any of the foregoing alternatives.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 16, 2015

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

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